UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14417

First Amended and Restated Application for an order under section 6(c) of the Investment
Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J)
of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

American Beacon NextShares Trust
American Beacon Advisors, Inc.
220 East Las Colinas Blvd., Suite 1200
Irving, Texas 75039

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

Please send all communications regarding this Application to:

Kathy Kresch Ingber, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

With a copy to:

Rosemary Behan, Esq.
American Beacon Advisors, Inc.
220 East Las Colinas Blvd., Suite 1200
Irving, Texas  75039

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on February 23, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of American Beacon NextShares Trust American Beacon Advisors, Inc. Foreside Fund Services, LLC File No. 812-14417
First Amended and Restated Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.             SUMMARY OF APPLICATION

In this first amended and restated application, American Beacon NextShares Trust (“Trust”), American Beacon Advisors, Inc. (“Manager”), and Foreside Fund Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Manager or any entity controlling, controlled by, or under common control with the Manager (any such entity included in the term “Manager”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed

1  Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

2  All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

under rule 0-2 under the Act.

II.            APPLICANTS

                A.          The Trust

The Trust is a business trust organized under the laws of Massachusetts and will consist of multiple series operating as exchange-traded managed funds.  The Trust will be registered with the Commission as an open-end management investment company under the Act.  Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Manager or Subadviser (as defined below) to pursue the Fund’s investment objective.  In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

                B.          The Manager

The Manager will be the investment manager to the Initial Funds.  The Manager is incorporated under the laws of the state of Delaware with its principal place of business at 4151 Amon Carter Boulevard, MD 2450, Fort Worth, Texas 76155.  The Manager is, and any other Manager will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Manager has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds. 3

Subject to the oversight and authority of each Fund’s board of trustees, the Manager will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Manager and the Trust may enter into investment advisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

                C.          The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Manager.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.

3  Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.           REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:

•            With respect to the relief requested pursuant to section 6(c), the relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•            With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•            With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.           NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.            PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

American Beacon NextShares Trust
By:        /s/ Gene L. Needles, Jr.
Name:   Gene L. Needles, Jr.
Title:     Trustee

American Beacon Advisors, Inc.
By:        /s/ Gene L. Needles, Jr.
Name:   Gene L. Needles, Jr.
Title:     President

Foreside Fund Services, LLC
By:        /s/ Mark Fairbanks
Name:   Mark Fairbanks
Title:     President

AUTHORIZATION RULE 0-2(c)(1)

Authorization of
American Beacon NextShares Trust

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by American Beacon NextShares Trust have been taken, and that as a Trustee thereof, he is authorized to execute and file the same on behalf of American Beacon NextShares Trust and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

American Beacon NextShares Trust

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
Trustee

Authorization of
American Beacon Advisors, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by American Beacon Advisors, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of American Beacon Advisors, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON ADVISORS, INC.

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

Authorization of
Foreside Fund Services, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Foreside Fund Services, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President

VERIFICATION RULE 0-2(d)

Verification of
American Beacon Advisors, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, American Beacon Advisors, Inc.; that he is President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 23rd day of February, 2015, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON ADVISORS, INC.

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

Verification of
American Beacon NextShares Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the American Beacon NextShares Trust; that he is a Trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 23rd day of February, 2015, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON NEXTSHARES TRUST

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
Trustee

Verification of
Foreside Fund Services, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Foreside Fund Services, LLC; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 23rd day of February, 2015, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President

APPENDIX A
The Initial ETMFs
American Beacon SGA Global Growth NextShares. Normally invests in securities of issuers located throughout the world, including the United States.

American Beacon The London Company Income Equity NextShares. Normally invests primarily in equity and equity related investments.

American Beacon Stephens Mid-Cap Growth NextShares. Normally invests in equity securities of medium capitalization companies.

American Beacon Bridgeway Large Cap Value NextShares. Normally invests in a diversified portfolio of stocks of large capitalization companies.

American Beacon Acadian Emerging Markets Managed Volatility NextShares. Normally invests in securities of companies economically tied to emerging market countries.